IIJ Announces the Distribution of Retained Earnings

EXHIBIT 1

IIJ Announces the Distribution of Retained Earnings

TOKYO, May 26, 2011 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE1:3774) announced that IIJ's Board of Directors today resolved upon the dividends to be paid from retained earnings to shareholders on the record date of March 31, 2011, as indicated below.

The distribution or retained earnings are subject to the approval of IIJ's 19th Ordinary General Meeting of Shareholders that will be held on June 28, 2011 in Tokyo.

1. Dividend

	FY2010 Year-end Dividend	Latest forecast (released on May 13, 2011)	Comparable previous year (FY2009 Year-end Dividend)
Record date	March 31, 2011	March 31, 2011	March 31, 2010
Dividend per common share	JPY1,500	JPY1,500	JPY1,250
Amount of dividend	JPY304 million	--	JPY253 million
Date of Payment	June 29, 2011	--	June 28, 2010
Resource of dividend	Retained earnings	--	Retained earnings

2. Reason

The Company's basic policy for the return of profit to shareholders is to maintain stable and continuous dividends to shareholders while giving full consideration to securing its funds to strengthen its financial position and to prepare for its operation and business development.

Considering the basic policy and the Company's current business performance, the Company decided to pay JPY1,500 per common share as year-end dividend. Accordingly, including the interim dividend of JPY1,250 per common share already paid, the annual dividend per common share for the fiscal year ended March 31, 2011 will be JPY2,750.

 <Reference> Annual dividend payments

Dividend Per Common Share
Record Date	Interim Dividend	Year-end Dividend	Annual Dividend
Year ended March 31, 2011	JPY1,250 (paid)	JPY1,500	JPY2,750
Year ended March 31, 2010	JPY1,000	JPY1,250	JPY2,250

About IIJ

Founded in 1992, Internet Initiative Japan Inc. is one of Japan's leading Internet-access and comprehensive network solutions provider. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, the company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

The Internet Initiative Japan Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=4613

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

CONTACT: Yuko Kazama (Ms.) at IIJ Finance Department
         Tel: +81-3-5259-6500
         E-mail: ir@iij.ad.jp
         URL: http://www.iij.ad.jp/